Form C

Cover Page

Securum Capsa, Inc.

Legal status of issuer:

> Form: Corporation
> Jurisdiction of Incorporation/Organization: DE
> Date of organization: 6/21/2018

Physical address of issuer:

7507 Arizona Avenue
Los Angeles CA 90045

Website of issuer:

http://securumcapsa.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

17,007

Price:

$3.41000

Method for determining price:

Dividing pre-money valuation $29,015,591.11 (or $25,016,374.74 for investors in the first $249,999.96) by number of shares outstanding.

Target offering amount:

$50,000.58

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,999.25

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$914,431.00	$892,739.00
Cash & Cash Equivalents:	$3,261.00	$11,747.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$260,083.00	$132,974.00
Long-term Debt:	$1,147,919.00	$877,988.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($375,342.00)	($119,012.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

1. Name of issuer.

Securum Capsa, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Carlos Raphael	Executive	Securum Capsa, Inc.	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Carlos Raphael	President	2018
Carlos Raphael	Secretary	2018
Curt Lewis	CEO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Carlos Raphael	6498000.0 Common Stock	76.4

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances

included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Our success is heavily dependent upon the continued involvement of our founder and President, Carlos Raphael, and our CEO, Curt Lewis. Loss of the services of either of these individuals, or any other key personnel, could have a material adverse effect upon our business, financial condition or results of operations. Additionally, our success depends on our ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees in our industry is intense, and the loss of any of such persons - or an inability to attract, retain, and motivate any additional highly skilled employees required for our activities - could have a materially adverse effect on the company.
>
> The Company will continue its research and development activities for its initial product and begin its production operations which require capital. There is no certainty that the financing raised in this offering will be sufficient to establish that our initial product line is viable, in which case additional development financing will be required. It is possible that the Company may be unable to complete the development of an operational product or the final cost of producing an operational product will limit the product's commercial viability.
>
> We rely heavily on third parties to provide a variety of essential business functions for us, including design, engineering, manufacturing, business development, accounting, legal, public relations, and marketing. It is possible that some of these third parties will fail to perform their services or will perform them in an untimely or unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business.
>
> Strategic business relationships will be an important factor in the growth and success of our business. For example, our strategy will likely require partnerships with other companies in the delivery and logistics space. However, there are no assurances that we will be able to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. We may not be able to offer

similar benefits to other companies that we would like to establish and maintain strategic relationships with which could impair our ability to establish such relationships. Moreover, identifying such opportunities could demand substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully source and execute on strategic relationship opportunities in the future, our overall growth could be impaired, and our operating results could be adversely affected.

We face significant competition from large and small companies offering solutions to secure package deliveries. Some of our competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. Our ability to compete depends, in part, upon a number of factors outside our control, including the ability of our competitors to develop alternatives that consumers prefer. If we fail to successfully compete in our markets, or if we incur significant expenses in order to compete, our financial results would be negatively impacted.

We have not yet generated any revenue from the sale of our products or the commercialization of our intellectual property. While we have made progress since our founding, our business history is limited and there can be no assurance that we will be able to execute our business plan. Since our founding, we have experienced operating losses and we may continue to see such losses as we undertake our business plan. While we anticipate that we will eventually get to consistent profitability, we cannot guarantee that result and we do not have the operational history to support any assumption about future profitability.

In order to respond to market changes, the Company's management may from time to time make changes to the business plans or strategies of the Company. There are risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make product, pricing, service, distribution or marketing decisions that could have a material adverse effect on the Company's business, results of operations and financial condition.

We have minimal operating capital and, even if we raise the full amount of money we are seeking to raise in this offering, for the foreseeable future we will be dependent upon our ability to finance our operations from the sale of additional equity or other financing alternatives. Such additional financings will likely dilute existing shareholders, including investors in this offering, and may result in an issuance of securities whose rights, preferences and privileges are senior to your shares and those of other shareholders. To the extent that the Company raises additional funds through collaboration and product licensing arrangements, the Company may be required to relinquish some rights to the Company's proprietary information or product trade secrets and protected intellectual property, or grant licenses on terms that are not favorable to the Company. In addition, we may seek to raise equity capital concurrently with this offering on terms that are more favorable than those offered to investors in this offering. When it comes time to raise additional funds, there is no guarantee that we will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to sustain Company operations or execute on our long-term goals.

The Company has outstanding indebtedness in the principal amount $1,064,106 pursuant to convertible promissory notes that were issued to investors in a private offering conducted under Rule 504 of the Securities Act of 1933. The convertible notes were issued in two series: Series 2018A (representing a total of $26,000 in principal amount of convertible notes) (the "2018A Notes") and Series 2018B (representing a total of $1,038,106 in convertible notes) (the "2018B Notes"; collectively with the 2018A Notes, the "Convertible Notes") during the period from August 2018 through July 2021. The Convertible Notes bear simple interest at the rate of 3.0% per annum and are subject to rolling maturity dates based on their date of issuance, with maturity dates beginning in September 2021. Under the terms of the 2018A Notes, if the Company raises $100,000 or more in this offering, the 2018A Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price. Under the terms of the 2018B Notes, if the Company raises $1,000,000 or more in this offering, the 2018B Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price. If the Company does not raise the foregoing amounts in this offering, the Company will be required to repay Notes that have matured or seek to renegotiate or amend the terms of the Notes to extend the maturity date or provide for a voluntary conversion of the Notes into equity. In such event, the voluntary conversion or renegotiation of the terms of the Notes may have a material adverse impact on the Company and its stockholders.

It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. In addition, our new products could fail to achieve the sales projections we expected. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our patents, find prior art to invalidate them, or render our patents unenforceable through some other mechanism. If competitors are able to bypass our patent rights without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if one or more of our patents are deemed invalid or unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into licenses. This would cut off a significant potential revenue stream for the Company.

Intellectual property litigation is extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or other intellectual property rights, we might choose not to file suit because we lack adequate funding to do so; because we believe that the potential costs of the suit outweigh its potential benefits; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to monetize our intellectual property, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Although the Company is not aware of any third party rights that are infringed by our existing or contemplated business activities, we have not performed any freedom to operate analyses, and there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify our brand or products to avoid infringement. The Company could be negatively impacted if found to have infringed on intellectual property rights. Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. As the Company grows, the intellectual property claims against it will likely increase. If the Company is found to infringe one or more intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products, any of which could adversely affect its financial condition and results of operations.

We have used a method to determine our offering price that is not connected to our financial performance. Future prospective investors or prospective purchasers of your shares may not accept this valuation, potentially limiting the value you would receive for your stock if you decided to sell your shares.

The shares being sold in this offering are non-voting shares. As a result, you will not have the right or power to take part in the management of the Company and will not be represented on the Board of Directors of the company. The day-to-day management, as well as big picture decisions, relating to the business of the Company will be made exclusively by our executive officers and directors.

Any shares purchased through this crowdfunding campaign will be subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year except in limited circumstances. In addition, the Company's bylaws require shareholders to obtain the prior consent of the Company before any transfer of shares and require that such transfer be subject to a right of first refusal in favor of the Company.

Our management will have substantial discretion in determining how to apply the proceeds of this offering to our operations. While we have outlined our anticipated use of proceeds, changed circumstances and the emergence of opportunities may result in uses of proceeds that differ from what is disclosed here.

Our founder, Carlos Raphael, controls a majority of our outstanding voting stock and is the sole member of our Board of Directors. Upon completion of this offering, Mr. Raphael will still own more than 50% of the issued and outstanding shares with voting rights. As a result, Mr. Raphael will be able to control any vote of our shareholders which may be required for the foreseeable future, which means, following the termination of this offering, Mr. Raphael will be able to remove and replace members of our Board of Directors, and indirectly, through his exertion of control over our Board of Directors, terminate and replace our executive officers. Investors in this offering will not have the ability to control either a vote of our Common Stock, our Board of Directors or otherwise influence or control the decisions of our appointed officers.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the logistics industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We anticipate that we will invest future earnings into the development and growth of the company. We have never paid cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends will depend on earnings, financial condition and other business and economic factors that management considers to be relevant. If we do not pay dividends, our stock may be less valuable because investors will only receive any return on their investment if they decide to sell their stock, which may not happen on favorable terms or at all if no market for our stock exists.

We have relied on exemptions from securities registration requirements under applicable state and federal securities laws. Investors in our company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

Once we meet our target amount for this offering, we may request that Wefunder instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Curt Lewis is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,001**

Use of

Proceeds: Marketing 50%
Legal 43.5%
WeFunder 6.5%

If we raise: **$1,069,999**

Use of Proceeds: 19.5% General & Admin

13% Operational Payroll

47% Product Development & IP / Patents

14% Sales & Marketing

6.5% for Wefunder Portal Fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $29,015,591.11 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Securum Capsa, Inc. is offering up to 325,503 shares of Series Seed Preferred Stock, at a price per share of $3.41.

Investors in the first $249,999.96 of the offering will receive stocks at a price per share of $2.94, and a pre-money valuation of $25,016,374.74

The campaign maximum is $1,069,999.25 and the campaign minimum is $50,000.58.

Major Investors

Purchasers investing $50,000 or more in the offering ("Major Investors") will receive customary information and inspection rights. In addition, Major Investors that are "accredited investors" (as defined under the Act) will have the right to purchase their pro rata share of future equity securities issued by the Company, subject to customary exceptions.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company.As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those votings rights may be exercised by the investor or his or her proxy. The applicable proxy is theLead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor")

investor and his, her, or its transfereesor assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor.Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

The Subscription Agreement may be amended only by a writing executed by the Company and the Investor.

In addition, the rights and preferences of the Series Seed Preferred Shares being sold in this offering may be modified with the vote or written consent of the Company's Board of Directors and a majority-in-interest of the voting rights in the Company.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed-1 Preferred Stock	565,000	0	No ⌄

Series Seed Preferred Stock	935,000	0	No
Common Stock	12,000,000	8,508,971	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Investors in this offering will purchase shares of our Series Seed Preferred Stock.

The Series Seed Preferred Shares have a 1x liquidation preference over common stock.

Shares of our Series Series-1 Preferred Stock are reserved for issuance to the holders of our outstanding convertible promissory notes ("Convertible Notes") upon conversion of the Convertible Notes.

Each share of Series Seed Preferred Stock and Series Seed-1 Preferred Stock (collectively, the "Series Seed Shares") is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder, upon the election of a majority in interest of the outstanding Series Seed Shares, and/or in connection with an initial public offering of our Common Stock.

Each Series Seed Share will be entitled, on a pari passu basis, to a liquidation preference equal to one times the Standard Issue Price and Note Conversion Price, as applicable, plus declared but unpaid dividends thereon, with the balance of proceeds paid to Common Stock. A merger, reorganization or similar transaction will be treated as a liquidation.

Dividends will be paid when, as and if declared by our Board of Directors. When declared, dividends will be paid pro rata on the Common Stock and the Series Seed Shares on a pari passu basis according to the number of shares of Common Stock held by the holders. For this purpose, holders of Series Seed Shares will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all Series Seed Shares held by such holder.

The Series Seed Shares are non-voting, except as specifically required by our Certificate of Incorporation or the Delaware General Corporation Law.

Please read our Certificate of Incorporation for additional rights, privileges and restrictions applicable to the Company's capital stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Please see responses to Question 13 and Question 31.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;

13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	John Lankshear
Issue date	04/30/19
Amount	$10,250.00
Outstanding principal plus interest	$10,250.00 as of 07/31/21
Interest rate	0.0% per annum
Maturity date	08/01/22
Current with payments	Yes

Loan extended by existing investor at 0% interest.

Loan

Lender	Small Business Administration (SBA)
Issue date	05/03/20
Amount	$88,403.00
Outstanding principal plus interest	$89,566.00 as of 07/30/21
Interest rate	1.0% per annum
Maturity date	05/04/22
Current with payments	Yes

Loan

Lender	Small Business Administration (SBA)
Issue date	05/26/20
Amount	$89,900.00
Outstanding principal plus interest	$94,122.00 as of 07/30/21
Interest rate	3.75% per annum
Maturity date	05/27/50
Current with payments	Yes

Convertible Note

Issue date	08/01/18
Amount	$3,500.00
Interest rate	3.0% per annum
Discount rate	75.0%
Uncapped Note	Yes
Maturity date	12/31/21

The Company has outstanding indebtedness in the principal amount $1,064,106 pursuant to convertible promissory notes that were issued to investors in a private offering conducted under Rule 504 of the Securities Act of 1933.

The convertible notes were issued in two series: Series 2018A (representing a total of $26,000 in principal amount of convertible notes) (the "2018A Notes") and Series 2018B (representing a total of $1,038,106 in convertible notes) (the "2018B Notes"; collectively with the 2018A Notes, the "Convertible Notes").

This note is a 2018A Note.

The Convertible Notes bear simple interest at the rate of 3.0% per annum and are subject to rolling maturity dates based on their date of issuance, with maturity dates beginning in September 2021.

Under the terms of the 2018A Notes, if the Company raises $100,000 or more in this offering, the 2018A Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price.

Under the terms of the 2018B Notes, if the Company raises $1,000,000 or more in this offering, the 2018B Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount

Price.

If the Company consummates a Change of Control (as defined in the Convertible Notes) while the Convertible Notes remains outstanding, the Company will be required to repay the holders in cash in an amount equal to (i) the outstanding principal amount of the Convertible Notes plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 100% of the outstanding principal amount of the Convertible Notes; provided, however, that upon the written election of the holders, the Company will be required to convert the outstanding principal balance of the Convertible Notes and any unpaid accrued interest into shares of the Company's Common Stock (or directly into proceeds paid to the holders of Common Stock in connection with the Change of Control) at a conversion price equal to the cash price of the Common Stock immediately prior to the Change of Control multiplied by 0.75.

Convertible Note

Issue date	09/12/18
Amount	$5,000.00
Interest rate	3.0% per annum
Discount rate	75.0%
Uncapped Note	Yes
Maturity date	09/13/21

The Company has outstanding indebtedness in the principal amount $1,064,106 pursuant to convertible promissory notes that were issued to investors in a private offering conducted under Rule 504 of the Securities Act of 1933.

The convertible notes were issued in two series: Series 2018A (representing a total of $26,000 in principal amount of convertible notes) (the "2018A Notes") and Series 2018B (representing a total of $1,038,106 in convertible notes) (the "2018B Notes"; collectively with the 2018A Notes, the "Convertible Notes").

This note is a 2018B Note.

The Convertible Notes bear simple interest at the rate of 3.0% per annum and are subject to rolling maturity dates based on their date of issuance, with maturity dates beginning in September 2021.

Under the terms of the 2018A Notes, if the Company raises $100,000 or more in this offering, the 2018A Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price.

Under the terms of the 2018B Notes, if the Company raises $1,000,000 or more in this offering, the 2018B Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price.

If the Company consummates a Change of Control (as defined in the Convertible Notes) while the Convertible Notes remains outstanding, the Company will be required to repay the holders in cash in an amount equal to (i) the outstanding principal amount of the Convertible Notes plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 100% of the outstanding principal amount of the Convertible Notes; provided, however, that upon the written election of the holders, the Company will be required to convert the outstanding principal balance of the Convertible Notes and any unpaid accrued interest into shares of the Company's Common Stock (or directly into proceeds paid to the holders of Common Stock in connection with the Change of Control) at a conversion price equal to the cash price of the Common Stock immediately prior to the Change of Control multiplied by 0.75.

Convertible Note

Issue date	04/24/19
Amount	$5,000.00
Interest rate	3.0% per annum
Discount rate	75.0%
Uncapped Note	Yes
Maturity date	04/25/22

The Company has outstanding indebtedness in the principal amount $1,064,106 pursuant to convertible promissory notes that were issued to investors in a private offering conducted under Rule 504 of the Securities Act of 1933.

The convertible notes were issued in two series: Series 2018A (representing a total of $26,000 in principal amount of convertible notes) (the "2018A Notes") and Series

2018B (representing a total of $1,038,106 in convertible notes) (the "2018B Notes"; collectively with the 2018A Notes, the "Convertible Notes").

This note is a 2018B Note.

The Convertible Notes bear simple interest at the rate of 3.0% per annum and are subject to rolling maturity dates based on their date of issuance, with maturity dates beginning in September 2021.

Under the terms of the 2018A Notes, if the Company raises $100,000 or more in this offering, the 2018A Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price.

Under the terms of the 2018B Notes, if the Company raises $1,000,000 or more in this offering, the 2018B Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price.

If the Company consummates a Change of Control (as defined in the Convertible Notes) while the Convertible Notes remains outstanding, the Company will be required to repay the holders in cash in an amount equal to (i) the outstanding principal amount of the Convertible Notes plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 100% of the outstanding principal amount of the Convertible Notes; provided, however, that upon the written election of the holders, the Company will be required to convert the outstanding principal balance of the Convertible Notes and any unpaid accrued interest into shares of the Company's Common Stock (or directly into proceeds paid to the holders of Common Stock in connection with the Change of Control) at a conversion price equal to the cash price of the Common Stock immediately prior to the Change of Control multiplied by 0.75.

Convertible Note

Issue date	11/06/19
Amount	$7,500.00
Interest rate	3.0% per annum
Discount rate	75.0%
Uncapped Note	Yes
Maturity date	11/07/22

The Company has outstanding indebtedness in the principal amount $1,064,106 pursuant to convertible promissory notes that were issued to investors in a private offering conducted under Rule 504 of the Securities Act of 1933.

The convertible notes were issued in two series: Series 2018A (representing a total of $26,000 in principal amount of convertible notes) (the "2018A Notes") and Series 2018B (representing a total of $1,038,106 in convertible notes) (the "2018B Notes"; collectively with the 2018A Notes, the "Convertible Notes").

This note is a 2018B Note.

The Convertible Notes bear simple interest at the rate of 3.0% per annum and are subject to rolling maturity dates based on their date of issuance, with maturity dates beginning in September 2021.

Under the terms of the 2018A Notes, if the Company raises $100,000 or more in this offering, the 2018A Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price.

Under the terms of the 2018B Notes, if the Company raises $1,000,000 or more in this offering, the 2018B Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price.

If the Company consummates a Change of Control (as defined in the Convertible Notes) while the Convertible Notes remains outstanding, the Company will be required to repay the holders in cash in an amount equal to (i) the outstanding principal amount of the Convertible Notes plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 100% of the outstanding principal amount of the Convertible Notes; provided, however, that upon the written election of the holders, the Company will be required to convert the outstanding principal balance of the Convertible Notes and any unpaid accrued interest into shares of the Company's Common Stock (or directly into proceeds paid to the holders of Common Stock in connection with the Change of Control) at a conversion price equal to the cash price of the Common Stock immediately prior to the Change of Control multiplied by 0.75.

Convertible Note

Issue date	01/22/20
Amount	$5,000.00
Interest rate	3.0% per annum
Discount rate	75.0%
Uncapped Note	Yes
Maturity date	01/23/23

The Company has outstanding indebtedness in the principal amount $1,064,106 pursuant to convertible promissory notes that were issued to investors in a private offering conducted under Rule 504 of the Securities Act of 1933.

The convertible notes were issued in two series: Series 2018A (representing a total of $26,000 in principal amount of convertible notes) (the "2018A Notes") and Series 2018B (representing a total of $1,038,106 in convertible notes) (the "2018B Notes"; collectively with the 2018A Notes, the "Convertible Notes").

This note is a 2018B Note.

The Convertible Notes bear simple interest at the rate of 3.0% per annum and are subject to rolling maturity dates based on their date of issuance, with maturity dates beginning in September 2021.

Under the terms of the 2018A Notes, if the Company raises $100,000 or more in this offering, the 2018A Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price.

Under the terms of the 2018B Notes, if the Company raises $1,000,000 or more in this offering, the 2018B Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price.

If the Company consummates a Change of Control (as defined in the Convertible Notes) while the Convertible Notes remains outstanding, the Company will be required to repay the holders in cash in an amount equal to (i) the outstanding principal amount of the Convertible Notes plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 100% of the outstanding principal amount of the Convertible Notes; provided, however, that upon the written election of the holders, the Company will be required to convert the outstanding principal balance of the Convertible Notes and any unpaid accrued interest into shares of the Company's Common Stock (or directly into proceeds paid to the holders of Common Stock in connection with the Change of Control) at a conversion price equal to the cash price of the Common Stock immediately prior to the Change of Control multiplied by 0.75.

Convertible Note

Issue date	04/06/20
Amount	$10,000.00
Interest rate	3.0% per annum
Discount rate	75.0%
Uncapped Note	Yes
Maturity date	04/20/23

The Company has outstanding indebtedness in the principal amount $1,064,106 pursuant to convertible promissory notes that were issued to investors in a private offering conducted under Rule 504 of the Securities Act of 1933.

The convertible notes were issued in two series: Series 2018A (representing a total of $26,000 in principal amount of convertible notes) (the "2018A Notes") and Series 2018B (representing a total of $1,038,106 in convertible notes) (the "2018B Notes"; collectively with the 2018A Notes, the "Convertible Notes").

This note is a 2018B Note.

The Convertible Notes bear simple interest at the rate of 3.0% per annum and are subject to rolling maturity dates based on their date of issuance, with maturity dates beginning in September 2021.

Under the terms of the 2018A Notes, if the Company raises $100,000 or more in this offering, the 2018A Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price.

Under the terms of the 2018B Notes, if the Company raises $1,000,000 or more in

Under the terms of the 2018B Notes, if the Company raises $1,000,000 or more in this offering, the 2018B Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price.

If the Company consummates a Change of Control (as defined in the Convertible Notes) while the Convertible Notes remains outstanding, the Company will be required to repay the holders in cash in an amount equal to (i) the outstanding principal amount of the Convertible Notes plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 100% of the outstanding principal amount of the Convertible Notes; provided, however, that upon the written election of the holders, the Company will be required to convert the outstanding principal balance of the Convertible Notes and any unpaid accrued interest into shares of the Company's Common Stock (or directly into proceeds paid to the holders of Common Stock in connection with the Change of Control) at a conversion price equal to the cash price of the Common Stock immediately prior to the Change of Control multiplied by 0.75.

Convertible Note

Issue date	07/21/21
Amount	$1,005,606.00
Interest rate	3.0% per annum
Discount rate	75.0%
Uncapped Note	Yes
Maturity date	09/13/21

The Company has outstanding indebtedness in the principal amount $1,064,106 pursuant to convertible promissory notes that were issued to investors in a private offering conducted under Rule 504 of the Securities Act of 1933.

The convertible notes were issued during the period from August 2018 through July 2021 in two series: Series 2018A (representing a total of $26,000 in principal amount of convertible notes) (the "2018A Notes") and Series 2018B (representing a total of $1,038,106 in convertible notes) (the "2018B Notes"; collectively with the 2018A Notes, the "Convertible Notes").

The amount listed here reflects the aggregate principal amount of 2018A Notes and 2018B Notes, less Convertible Notes that are separately listed as "related-party transactions."

The Convertible Notes bear simple interest at the rate of 3.0% per annum and are subject to rolling maturity dates based on their date of issuance, with maturity dates beginning in September 2021.

Under the terms of the 2018A Notes, if the Company raises $100,000 or more in this offering, the 2018A Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price.

Under the terms of the 2018B Notes, if the Company raises $1,000,000 or more in this offering, the 2018B Notes will convert automatically into Series Seed-1 Preferred Shares of the Company at a conversion price equal to 75% of the Early Bird Discount Price.

If the Company consummates a Change of Control (as defined in the Convertible Notes) while the Convertible Notes remains outstanding, the Company will be required to repay the holders in cash in an amount equal to (i) the outstanding principal amount of the Convertible Notes plus any unpaid accrued interest on the original principal, plus (ii) a repayment premium equal to 100% of the outstanding principal amount of the Convertible Notes; provided, however, that upon the written election of the holders, the Company will be required to convert the outstanding principal balance of the Convertible Notes and any unpaid accrued interest into shares of the Company's Common Stock (or directly into proceeds paid to the holders of Common Stock in connection with the Change of Control) at a conversion price equal to the cash price of the Common Stock immediately prior to the Change of Control multiplied by 0.75.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three-years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2018	Other	Convertible Note	$5,000	General operations
4/2019	Other	Convertible Note	$5,000	General

4/2019	Other	Convertible Note $5,000	General operations
11/2019	Other	Convertible Note $7,500	General operations
1/2020	Other	Convertible Note $5,000	General operations
4/2020	Other	Convertible Note $10,000	General operations
7/2021	Other	Convertible Note $1,005,606	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Torey Raphael-Ploeger
Amount Invested	$3,500.00
Transaction type	Convertible note
Issue date	08/01/18
Interest rate	3.0% per annum
Discount rate	75.0%
Maturity date	12/31/21
Uncapped note	Yes
Relationship	Niece of Founder

Name	Carlos Raphael
Amount Invested	$14,747.00
Transaction type	Loan
Issue date	08/31/18
Outstanding principal plus interest	$0.00 as of 07/31/21
Interest rate	0.0% per annum
Maturity date	12/31/19
Relationship	Founder

Name	The Michael and Patricia Benner Living Trust
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	09/12/18
Interest rate	3.0% per annum
Discount rate	75.0%
Maturity date	09/13/21
Uncapped note	Yes
Relationship	Mother-In-Law and Father-In-Law of Founder

Name	The Michael and Patricia Benner Living Trust
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	04/24/19
Interest rate	3.0% per annum
Discount rate	75.0%

Maturity date	04/25/22
Uncapped note	Yes
Relationship	Mother-in-Law and Father-in-Law of Founder

Name	Torey Raphael-Ploeger
Amount Invested	$7,500.00
Transaction type	Convertible note
Issue date	11/06/19
Interest rate	3.0% per annum
Discount rate	75.0%
Maturity date	11/07/22
Uncapped note	Yes
Relationship	Niece of Founder

Name	The Michael and Patricia Benner Living Trust
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	01/22/20
Interest rate	3.0% per annum
Discount rate	75.0%
Maturity date	01/23/23
Uncapped note	Yes
Relationship	Mother-in-Law and Father-in-Law of Founder

Name	Nelson James
Amount Invested	$10,000.00
Transaction type	Convertible note
Issue date	04/06/20
Interest rate	3.0% per annum
Discount rate	75.0%
Maturity date	04/20/23
Uncapped note	Yes
Relationship	Cousin of Founder

The Company advanced $14,747 to the founder of the Company in 2018. The advance was fully repaid in 2019.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We create Smart Box Lockers and other innovative hardware and software solutions to help protect deliveries and prevent theft.

In 5 years, we hope to be acquired. These projections cannot be guaranteed. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Securum Capsa, Inc. was incorporated in the State of Delaware in June 2018. All patents are owned by the company.

Since then, we have:

- 📈 Hardware and Software Product Company with high growth potential.
- 😬😡🤬 Porch Piracy is a HUGE problem and continues to grow with increased eCommerce deliveries.
- 💡We have an opportunity to save delivery companies over $20 Billion a year and provide peace of mind to consumers.
- 🤯 Market size 250+Million residences & 30+Million small businesses.
- 💰 Successfully completed our 1st round raise of $1 million!
- 📊 Currently pursuing sales through B2B opportunities with companies like Amazon, Costco, HP, etc.
- 📝 Owns Patents for software, door & wall brackets, collapsibility, and more. 110 filed claims with US Patent Office.

Historical Results of Operations

Our company was organized in June 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenues of $0.
- *Assets.* As of December 31, 2020, the Company had total assets of $914,431, including $3,261 in cash. As of December 31, 2019, the Company had $892,739 in total assets, including $11,747 in cash.
- *Net Loss.* The Company has had net losses of $375,342 and net losses of $119,012 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $1,408,002 for the fiscal year ended December 31, 2020 and $1,010,962 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,041,606 in convertible notes and $203,300 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the

Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Securum Capsa, Inc. cash in hand is $5,000, as of July 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,500/month, for an average burn rate of $1,500 per month. Our intent is to be profitable in 24 months.

There have been no material changes in our finances since the date our financials cover. Due to the global pandemic, we were financially Impacted in terms of fundraising, which restricted us from finalizing our product development phase for our first go to market product, the ZendoorA.

In the next 3-6 months, our expenses for product development, general admin and marketing will run approximately $300,000. Revenues will not be generated until past this time period. These projections cannot be guaranteed.

Our primary goal is to be a B2B company. We plan to license our technology. To get to that point, we believe we need to raise at least $3 million to reach breakeven by Q3 2022 (not guaranteed).

There are no other sources of funds on which we can rely outside of funds raised in this offering. We will cover short term burn while fundraising through funds from accredited investor and current investors.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Carlos Raphael, certify that:

(1) the financial statements of Securum Capsa, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Securum Capsa, Inc. included in this Form reflects accurately the information reported on the tax return for Securum Capsa, Inc. filed for the most recently completed fiscal year.



Carlos Raphael

Executive

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter

connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

 i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

 ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

 iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

 i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

 ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

 iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

 i. at the time of the filing of this offering statement bars the person from:

  A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

  B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

  C. engaging in savings association or credit union activities? ☐ Yes ☑ No

 ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

 i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

 ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

 iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

 i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

 ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct

alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://securumcapsa.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Securum Capsa, Inc. Subscription Agreement
SPV Subscription Agreement
Securum Capsa, Inc. Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Carlos Raphael
Curt Lewis

Appendix E: Supporting Documents

SECURUM_CAPSA__INC._-_DE_-
_Department_of_State__Division_Of_Corporations_-
_Amendment_Filing.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> SPV Subscription Agreement - Early Bird
>
> Early Bird Securum Capsa, Inc. Subscription Agreement
>
> SPV Subscription Agreement
>
> Securum Capsa, Inc. Subscription Agreement

Appendix C: Financial Statements

> Financials 1

Appendix D: Director & Officer Work History

> Carlos Raphael
>
> Curt Lewis

Appendix E: Supporting Documents

> SECURUM_CAPSA__INC._-_DE_-
> _Department_of_State__Division_Of_Corporations_-
> _Amendment_Filing.pdf
> FINAL_-_Securum_Capsa__Inc._-
> _Reg_CF_Term_Sheet_20210824__1_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Securum Capsa, Inc.

By

Carlos Raphael
_____

Founder & Inventor

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Curt Lewis

CEO
8/27/2021

Carlos Raphael

Founder & Inventor
8/26/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.